

May 25, 2011

Via E-mail
Mr. Joseph M. Tucci
Chairman, President and Chief Executive Officer
EMC Corporation
176 South Street
Hopkinton, Massachusetts 01748

>   **Re: EMC Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 28, 2011**
>   **Forms 8-K Filed January 25, 2011, March 17, 2011 and April 20, 2011**
>   **File No. 1-9853**

Dear Mr. Tucci:

We have reviewed your letter dated May 2, 2011 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 18, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for Income Taxes, page 30

1.   We acknowledge your response to prior comment 1; however, we continue to believe that you should provide enhanced disclosures to explain in greater detail the relationship between the foreign operating pre-tax income and your effective tax rates. Further, such disclosures seem more relevant due to the recent uncertainty associated with the

economic conditions and events in Ireland and Europe. You should provide an analysis of possible outcomes or implications on your operations including your effective tax rates as the various jurisdictions address such conditions and events. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. In addition, consider providing disclosures to separately discuss the changes in the amount of your pretax earnings reported from foreign operations as compared to domestic operations.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note A. Summary of Significant Accounting Policies

Revenue Recognition, page 49

2.   Considering the significance of your product revenues earned through indirect channels, revise your future filings to include a discussion of your revenue recognition policy as it relates to your reseller transactions, including your accounting for the related rebates. as indicated in your response to prior comment 6.

Form 8-K filed January 25, 2011 and April 20, 2011

3.   We continue to believe that the proposed revision to your non-GAAP operating statement columnar format appearing in your response to comment 8 conveys undue prominence to a statement based on non-GAAP information. As previously noted, as a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e. line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K and Regulation G. Please revise accordingly.

Form 8-K filed March 17, 2011

4.   Please update us as to the status of the cyber attack mounted against RSA. In this regard, you indicated in the March 17, 2011 Form 8-K that based on what you knew at such time, the company did not believe such matter will have a material impact on your financial results. Please tell us if you still believe that to be true. In addition, you indicated that the company took a variety of "aggressive measures" against the threat to protect your business, including further hardening your IT infrastructure. Tell us what other measures, if any, you have taken and tell us how the costs incurred to implement such measures impacted your first quarter results of operations. In addition, tell us how you considered including a discussion of this attack in your March 31, 2011 Form 10-Q.

Mr. Joseph M. Tucci
EMC Corporation
May 25, 2011
Page 3

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief